Exhibit 99.2

Byline Bancorp, Inc.™

4Q23 Earnings Presentation



Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Delivered Solid Full Year 2023 Results

Performance Highlights

- ✓ Reported net income of $107.9 million, or diluted EPS of $2.67, on revenue of $386.9 million
- ✓ Solid adjusted PTPP ROA(1) of 2.35%, ROA(1) of 1.45%, ROTCE(1) of 17.76%
- ✓ Net interest margin expanded 31 basis points to 4.31%
- ✓ Delivered full year loan growth of 23%, funded by high quality deposit base which grew 26% YoY
- ✓ Maintained strong capital ratios with CET1 at 10.35% and TCE/TA(1) at 9.06%
- ✓ Successfully completed $1.2 billion merger and integration of Inland Bancorp, Inc.

Revenue	Diluted EPS	Efficiency ratio
$386.9 million	$2.67	52.62%
↑ 20% Y/Y	↑ 14% Y/Y	↑ Improved 237 bps Y/Y

Capital	Deposits	Loans and Leases
$990.2 million	$7.2 billion	$6.7 billion
↑ 29% Y/Y	↑ 26% Y/Y	↑ 23% Y/Y

(1) Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix.

Fourth Quarter 2023 Highlights

Net Income		Diluted EPS		PTPP ROAA	
$29.6 million	$31.8 million	$0.68	$0.73	2.13%	2.27%
Reported	Adjusted[1]	Reported	Adjusted[1]	Reported[1][2]	Adjusted[1][2]

Efficiency Ratio		ROAA		ROTCE	
51.63%	48.64%	1.34%	1.44%	16.68%	17.88%
Reported	Adjusted[1]	Reported[2]	Adjusted[1][2]	Reported[1][2]	Adjusted[1][2]

Strong Financial Performance

- GAAP EPS of $0.68; adjusted EPS[1] of $0.73
  - 4Q23 earnings impacted by $1.0 million of merger-related expenses
- Record Pre-Tax Pre-Provision income [1] of $47.2 million; Pre-Tax Pre-Provision ROAA[1] of 2.13%
- Revenue of $100.8 million, up 20% YoY → Net interest income of $86.3 million, up 25% YoY
- Net interest margin (FTE)[1] of 4.09%
- Loan and lease yields stood at 7.42%
- Disciplined expense management with adjusted operating expenses[1]: $50.6 million
- Adj. efficiency ratio[1]: 48.64%
- Adj. NIE/AA[1]: 2.28%, down 15 bps YoY

10.35% Common Equity Tier 1

+10% Increase in Tangible Book Value / Share QoQ

+12.7% Increase in Deposits[2]

+4.9% Increase in Loans and Leases[2]

93.4% Loan/deposit ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.
(2) Annualized.

Loan and Lease Trends *($ in millions)*

Total Loans & Leases and Average Yield



$5,469
$5,544
$5,597
$6,621
$6,702
6.31%
6.83%
7.18%
7.68%
7.42%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Total Loans and Leases
Average Loan and Lease Yield

Highlights

- Total loans and leases were $6.7 billion at 4Q23, an increase of $81.7 million, or 4.9% annualized from 3Q23
  - Originated $240.6 million in new loans, net of loan sales in 4Q23
    - Production driven by commercial and lease originations of $86.6 million and $79.4 million, respectively
- Payoff activity increased by $67.6 million from 3Q23 to $252.3 million
- Cumulative Loan Beta(1): 42%

Portfolio Composition



Resi 11%
C&D 8%
C&I 36%
Commercial Real Estate 35%
Leasing 10%

Utilization Rates



55% LTM Average
55.3%
65%
63%
61%
59%
57%
55%
53%
51%
49%
47%
2Q 2020
4Q 2020
2Q 2021
4Q 2021
2Q 2022
4Q 2022
2Q 2023
4Q 2023

Originations and Payoffs



$269
$174
$249
$231
$312
$256
$311
$185
$241
$252
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Loan & Lease Originations
Loan & Lease Payoffs

(1) Cumulative Beta excluding loan accretion is calculated as the change in yield on loans and leases from 4Q21 to 4Q23 divided by the change in average Fed Funds from 4Q21 to 4Q23.

Government-Guaranteed Lending *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

	$ Balance	% of Portfolio
Unguaranteed	$382.5	5.7%
Guaranteed	70.8	1.1%
Total SBA 7(a) Loans	**$453.3**	**6.8%**
Unguaranteed	$40.3	0.6%
Guaranteed	21.2	0.3%
Total USDA Loans	**$61.5**	**0.9%**

Highlights

- A leading SBA 7(a) lender for Government Fiscal Year 2023
  - #5 SBA 7(a) lender in the United States
  - #1 SBA 7(a) and 504 lender in Illinois
- Closed $135.3 million in loan commitments in 4Q23, up 19% LQ and 12% YoY
- SBA 7(a) portfolio $453.3 million, down $8.4 million from 3Q23
  - ACL/Unguaranteed loan balance ~7.8%
- $1.7 billion in serviced government guaranteed loans for investors in 4Q23

Unguaranteed Loan Portfolio by Industry



Retail Trade
17%
All Other Industries (1)
17%
Food Services
14%
Manufacturing
12%
Health Care
8%
Transportation
6%
Wholesale Trade
6%
Other Services
5%
Finance and Insurance
5%
Construction
5%
Professional
5%

Total SBC Closed Loan Commitments



$120.9
$71.2
$140.5
$113.4
$135.3
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023

(1) Represents sectors with less than 5% of the total portfolio.

Deposit Trends *($ in millions)*

Deposit Composition


$5,695
$5,813
$5,917
$6,954
$7,177
2.8%
13.4%
35.8%
10.4%
37.6%
2.9%
18.7%
35.2%
9.6%
33.6%
3.6%
20.5%
36.6%
9.0%
30.3%
4.5%
20.8%
38.0%
8.5%
28.2%
5.1%
21.2%
39.1%
8.0%
26.6%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits were $7.2 billion, up 12.8% annualized from 3Q23
  - Net deposit growth includes the redemption of $69.1 million in brokered CDs
- Commercial deposits accounted for 46.5% of total deposits and represent 77.5% of all non-interest-bearing deposits
- Cost of deposits increased 29 bps in 4Q23, due to mix changes
- Cumulative total deposit beta remains low at ~45% since the beginning of the current tightening cycle

Average Non-Interest-Bearing Deposits


$2,235
$2,077
$1,849
$1,988
$1,951
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023

Cost of Interest-Bearing Deposits

Deposit Beta[1]

Interest-Bearing Deposits: 61%
Total Deposits: 45%


1.20%
1.81%
2.49%
3.00%
3.33%
0.73%
1.15%
1.70%
2.13%
2.42%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Beta calculation is based on change in deposit cost divided by change in Fed Funds from 4Q21 to 4Q23.

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income



$76,604
$75,718
$76,166
$92,452
$86,285
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023

Highlights

- Net interest income was $86.3 million, down 6.7% from 3Q23
- Net interest margin decreased 38 basis points from 3Q23 to 4.08%
  - Full year NIM expanded 31 bps to 4.31%
- Loan and lease yield stood at 7.42%

Interest Rate Sensitivity Over a One-Year Time Horizon

- Static balance sheet: net interest income sensitivity reduced by 1.8% YoY
- Rates -100 bps: ~$12 million or ~3.3% decline in NII or ~$3.0 million per 25 bps
- Ramp -100 bps: ~$9 million or ~2.5% decline in NII or ~$2.25 million per 25 bps

Repricing Mix



Other
4%
Prime
22%
Fixed
48%
SOFR
26%

NIM, Yields, and Costs



6.31%
6.83%
7.18%
7.68%
7.42%
4.39%
4.38%
4.32%
4.46%
4.08%
2.17%
2.04%
2.03%
2.45%
2.53%
0.73%
1.15%
1.70%
2.13%
2.42%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Average Loan and Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge



4.46%
0.07%
0.05%
0.01%
0.01%
(0.25%)
(0.17%)
(0.10%)
4.08%
3Q23 NIM
Loans and leases
Borrowed funds
Interest bearing cash + Securities
Hedge
Loan accretion
Time deposits
Core deposits
4Q23 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$11.5
$15.1
$14.3
$12.4
$14.5
Q4 2022: 18%, 11%, 48%, 8%, 15%
Q1 2023: 14%, 27%, 7%, 34%, 6%, 12%
Q2 2023: 16%, 18%, 8%, 40%, 7%, 12%
Q3 2023: 19%, 10%, 52%, 8%, 11%
Q4 2023: 17%, 15%, 7%, 38%, 9%, 14%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other (1)

Highlights

- Non-interest income was $14.5 million, up 17.2% from 3Q23
  - Non-interest income levels excluding FV mark on loan servicing asset remained stable
  - FV mark on net servicing asset improved by $2.4 million LQ
  - $1.2 million gain on the change in fair value of equity securities

Government Guaranteed Loan Sales

- $89.1 million of guaranteed loans sold in 4Q23
- Loans held for sale increased to $18.0 million in 4Q23

Net Gains on Sales of Loans



$5.5
$5.1
$5.7
$6.5
$5.5
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$86.0
$72.2
$85.9
$101.1
$89.1
8.02%
8.43%
8.64%
7.95%
8.52%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
10 year loans
25 year loans
USDA
Other
Average Net Premiums

(1) Other includes net servicing losses for 4Q22 and 3Q23.

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense



$50.5
$48.8
$49.3
$57.9
$53.6
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expenses decreased to $53.6 million from $57.9 million in 3Q23, primarily driven by merger-related expenses taken in Q3
  - $3.0 million decrease in salaries and employee benefits
  - $1.5 million decrease in both data processing and legal, audit and other professional
- Excluding significant items of $3.0 million, adjusted non-interest expense(1) stood at $50.6 million; adjusted efficiency ratio(1): 48.64%
  - Disciplined expense management with adjusted NIE/AA(1): 2.28%, down 7 bps LQ & 43 bps YoY

Non-Interest Expense Bridge



$57.9
($5.3)
($0.9)
($0.8)
($0.2)
$0.3
$1.0
$1.6
$53.6
Q3 2023
Merger-related expenses
Occupancy & equipment
Salaries & employee benefits
Loan related expenses
Advertising & promotions
All other non-interest expense
Impairment charge on assets held for sale & ROU asset
Q4 2023

Efficiency Ratio



55.53%
54.50%
52.10%
51.54%
52.92%
51.39%
53.75%
47.35%
51.63%
48.64%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Adjusted Efficiency Ratio(1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Asset Quality Trends *($ in millions)*

Net Charge-offs



$3.2
$1.2
$4.3
$5.4
$12.2
0.24%
0.09%
0.31%
0.33%
0.73%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Net charge-offs of loans and leases
Net charge-offs (annualized %)

Allowance for Credit Losses (ACL)



$81.9
$90.5
$92.7
$105.7
$101.7
1.51%
1.64%
1.66%
1.60%
1.52%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases



0.66%
0.04%
0.06%
0.56%
0.84%
0.04%
0.05%
0.75%
0.69%
0.05%
0.04%
0.60%
0.79%
0.06%
0.24%
0.49%
0.96%
0.06%
0.27%
0.63%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Government Guaranteed NPLs
PCD % of Total Loans and Leases
NPLs ex. Government Guaranteed & PCD

Delinquencies



$15.4
$14.4
$9.6
$36.9
$36.1
0.28%
0.26%
0.17%
0.56%
0.54%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Delinquencies (30-89 Days)
Delinquencies / Total Loans and Leases

Note: Delinquencies represent accruing loans and leases past due 30 days or more. Delinquencies to Total Loans and Leases represent delinquencies divided by period end loans and leases.

Strong Liquidity and Securities Portfolio

Liquidity Position

- Cash and cash equivalents of $226.1 million
- $1.4 billion investment portfolio (~99.9% AFS)
- $2.3 billion of available borrowing capacity
  - Liquidity coverage of uninsured deposits ~126% as of quarter end
- Loans/Deposits ratio of 93.4%, down 182 basis points from 3Q23
- Uninsured Deposits stood at 26.7% and trends well below all peer bank averages

Highlights

- HTM portfolio of $1.2 million *($8,000 in unrealized losses)*
- Securities portfolio duration: 4.8 years; net of hedges: ~4.3 years
- Securities portfolio annual cash flow: ~$240 million
- Total securities yield of 2.55%, up 7 basis points from 3Q23
- AOCI / TCE[3]: ~12.7%

% of Uninsured Deposits Industry Comparisons[1]

	>$500B	$250B - $500B	$100B - $250B	$50B - $100B	$10B - $50B	$1B - $10B
Median	41.9%	32.5%	37.0%	38.5%	37.4%	30.8%
Byline Bank	26.7%	26.7%	26.7%	26.7%	26.7%	26.7%

Percent of Insured Deposits[2]



73%
Median: 63%
BY
Bank 1
Bank 2
Bank 3
Bank 4
Bank 5
Bank 6
Bank 7
Bank 8
Bank 9
Bank 10
Bank 11
Bank 12
Bank 13
Bank 14
Bank 15
Bank 16
Bank 17
Bank 18
Bank 19
Bank 20
Bank 21
Bank 22
Bank 23

AFS Portfolio by Type



Muni 6%
Treasury & Agency 18%
Asset-backed 3%
Corporate 3%
Non-agency MBS, CMBS 7%
Agency MBS, CMBS 63%

(1) Source: SNL Financial, and company filings. Financial data as of quarter ended September 30, 2023 or most recent available.
(2) Source: Company's 3Q23 Form 10-Q | Calculation: (total deposits uninsured deposits) / total consolidated deposits | Byline 2023 Proxy Peer Group.
(3) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Strong Capital Position

Capital Ratios



13.00%
8.42%
13.19%
8.66%
13.52%
8.87%
13.17%
8.18%
13.38%
9.06%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Total Capital Ratio
TCE / TA (1)

Return on Average Tangible Common Equity



17.75%
17.21%
16.49%
16.20%
17.50%
16.78%
18.95%
16.15%
17.89%
16.68%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Reported
Adjusted (1)

Common Equity Tier 1



10.20%
10.27%
10.58%
10.08%
10.35%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023

Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- TCE operating target range[(1)] is between 8% and 9%: currently at 9.06%
- $990 million total stockholders' equity
- $450 million of balance sheet hedges to protect market value risk

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Our Strategy Remains Consistent

1 Grow our Commercial Client Franchise	Differentiated approach to grow loans and deposits organically in targeted market segments
2 Maintain Balance Sheet Strength	Maintain a strong balance sheet, ample capital flexibility and strong asset quality
3 Continue to Invest in the Business	Continue to invest in digital capabilities to improve the customer experience and gain operational efficiencies
4 Capitalize on Market Opportunities	Attract additional high-quality talent to the organization and pursue opportunistic M&A opportunities
5 Deliver Strong Financial Results	Generate consistently strong financial results for our stockholders
6 Leverage our Capabilities	Leverage all our capabilities to deepen share of wallet and acquire new customers

4Q23 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~73% of Total Deposits are FDIC Insured



Consumer Deposits, $3.9 billion
Commercial Deposits, $3.3 billion
Uninsured
50%
Insured
50%
Insured
92%
Uninsured
8%
Total Deposits
$7.2 Billion
as of 12/31/23

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits[1]

$3.9 billion at 12/31/23

Customer Base

~123,000

Consumer Accounts

Granular Deposit Base

~$28,000

Average Account Balance



Total Franchise

48

Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$3.3 billion at 12/31/23

Customer Base

~27,000

Commercial Accounts

Granular Deposit Base

~$121,000

Average Account Balance

(1) Excludes brokered deposits.

CRE Portfolio: NOO Office Represents 3.3% of Total Loans


Non-Owner Occupied
Office CRE
3.3%
Total Loans & Leases
$6.7 Billion
as of 12/31/23
Non-Office
CRE
26.2%

($ in millions)

Office CRE Loans by Size				
Size	Weighted Average Risk Rating	Number of Loans	Balance	Average Balance
> $10 million	4.17	5	$74.2	$14.8
$5-$10 million	5.19	10	$76.5	$7.6
$2-$5 million	4.96	15	$52.0	$3.5
< $2 million	4.01	32	$21.2	$0.7
Total	**4.69**	**62**	**$223.9**	**$6.7**

Non-Owner Occupied Commercial Real Estate Portfolio

($ in millions)	*12/31/23*	*% of Total Loans*
Industrial / Warehouse	$582.6	8.7%
Multi-family	570.2	8.5%
Retail	256.5	3.8%
Office	**223.9**	**3.3%**
Mixed Use	56.9	0.9%
Senior Housing / Healthcare	38.4	0.6%
Hotel / Motel	26.7	0.4%
Other	219.5	3.3%
Total	**$1,974.7**	**29.5%**

Note: Non-Owner Occupied CRE Portfolio includes construction, land, multi-family and non-owner occupied (NOO).
CRE portfolio includes owner occupied, non-owner occupied, non-farm, non-residential, construction, and multi-family loans.

Office CRE Portfolio: Diversified Tenants and Markets

Office Portfolio

Tenant Classification


Multi-Tenant
65%
Single Tenant
16%
Medical
13%
Government
6%

Market Type


Suburban
75%
Central
Business
District
15%
Urban,
Non-CBD
10%

CRE Office: Geographic Mix by State

($ in millions)	**12/31/23**
Illinois	$138.4
North Carolina	26.0
Wisconsin	14.5
New Jersey	11.0
Florida	10.9
Ohio	9.6
Iowa	5.2
Minnesota	3.2
New Mexico	2.2
West Virginia	1.1
Michigan	1.0
Tennessee	0.8
Total Office	**$223.9**

Office Portfolio Metrics

	12/31/23	**9/30/23**
Avg. Commitment	$3.6 million	$3.4 million
ACL %	3.0%	2.8%
NCO %(1)	2.57%	0.95%
30+ DLQ %	5.9%	9.8%
NPL %	5.9%	4.5%
Criticized %	22%	17%

(1) NCOs / Average loans represents net charge-offs to average loans for the last twelve-month period.

Projected Acquisition Accounting Accretion

Projected Accretion[1] *($ in millions)*


$3.0
$2.6
$2.4
$2.1
$1.7
Q1 2024 E
Q2 2024 E
Q3 2024 E
Q4 2024 E
Q1 2025 E
Non-PCD
PCD

(1) Projections are updated quarterly, assumes no prepayments and are subject to change.

Financial Summary

(dollars in thousands, except per share data)	As of or For the Three Months Ended			As of or For the Year Ended	
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Income Statement					
Net interest income	$ 86,285	$ 92,452	$ 76,604	$ 330,621	$ 265,330
Provision for credit losses	7,235	8,803	5,826	31,653	23,879
Non-interest income	14,503	12,376	11,455	56,315	57,314
Non-interest expense	53,584	57,891	50,500	209,603	184,082
Income before provision for income taxes	39,969	38,134	31,733	145,680	114,683
Provision for income taxes	10,365	9,912	7,366	37,802	26,729
Net income	29,604	28,222	24,367	107,878	87,954
Diluted earnings per common share[(1)]	$ 0.68	$ 0.65	$ 0.65	$ 2.67	$ 2.34
Balance Sheet					
Total loans and leases HFI	$ 6,684,306	$ 6,613,303	$ 5,421,258	$ 6,684,306	$ 5,421,258
Total deposits	7,176,999	6,953,690	5,695,121	7,176,999	5,695,121
Tangible common equity[(1)]	786,673	714,917	606,929	786,673	606,929
Balance Sheet Metrics					
Loans and leases / total deposits	93.39%	95.21%	96.03%	93.39%	95.19%
Tangible common equity / tangible assets[(1)]	9.06%	8.18%	8.42%	9.06%	8.42%
Key Performance Ratios					
Net interest margin	4.08%	4.46%	4.39%	4.31%	4.01%
Efficiency ratio	51.63%	53.75%	55.53%	52.62%	54.99%
Adjusted efficiency ratio[(1)]	48.64%	47.35%	54.50%	49.61%	54.70%
Non-interest income to total revenues	14.39%	11.81%	13.01%	14.55%	17.76%
Non-interest expense to average assets	2.42%	2.66%	2.76%	2.60%	2.62%
Return on average assets	1.34%	1.30%	1.33%	1.34%	1.25%
Adjusted return on average assets[(1)]	1.44%	1.53%	1.37%	1.45%	1.26%
Pre-tax pre-provision return on average assets[(1)]	2.13%	2.16%	2.05%	2.20%	1.97%
Dividend payout ratio on common stock	13.24%	13.85%	13.85%	13.48%	3.85%
Tangible book value per common share[(1)]	$ 17.98	$ 16.35	$ 16.19	$ 17.98	$ 16.19

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended			As of or For the Year Ended	
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income and earnings per share excluding significant items					
Reported Net Income	$ 29,604	$ 28,222	$ 24,367	$ 107,878	$ 87,954
Significant items:					
Impairment charges on ROU asset	1,981	394	372	2,395	372
Merger-related expenses	1,035	6,307	538	9,222	538
Tax benefit	(793)	(1,617)	(118)	(2,696)	(118)
Adjusted Net Income	$ 31,827	$ 33,306	$ 25,159	$ 116,799	$ 88,746
Reported Diluted Earnings per Share	$ 0.68	$ 0.65	$ 0.65	$ 2.67	$ 2.34
Significant items:					
Impairment charges on ROU asset	0.05	0.01	0.01	0.06	0.01
Merger-related expenses	0.02	0.15	0.01	0.23	0.01
Tax benefit	(0.02)	(0.04)	—	(0.07)	—
Adjusted Diluted Earnings per Share	$ 0.73	$ 0.77	$ 0.67	$ 2.89	$ 2.36

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended			As of or For the Year Ended	
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Adjusted non-interest expense:					
Non-interest expense	$ 53,584	$ 57,891	$ 50,500	$ 209,603	$ 184,082
Significant items					
Less: Impairment charges on assets held for sale and ROU assets	1,981	394	372	2,395	372
Less: Merger-related expenses	1,035	6,307	538	9,222	538
Adjusted non-interest expense	$ 50,568	$ 51,190	$ 49,590	$ 197,986	$ 183,172
Adjusted non-interest expense ex. amortization of intangible assets:					
Adjusted non-interest expense	$ 50,568	$ 51,190	$ 49,590	$ 197,986	$ 183,172
Less: Amortization of intangible assets	1,550	1,551	1,596	6,011	6,671
Adjusted non-interest expense ex. amortization of intangible assets	$ 49,018	$ 49,639	$ 47,994	$ 191,975	$ 176,501
Pre-tax pre-provision net income:					
Pre-tax income	$ 39,969	$ 38,134	$ 31,733	$ 145,680	$ 114,683
Add: Provision for credit losses	7,235	8,803	5,826	31,653	23,879
Pre-tax pre-provision net income	$ 47,204	$ 46,937	$ 37,559	$ 177,333	$ 138,562
Adjusted pre-tax pre-provision net income:					
Pre-tax pre-provision net income	$ 47,204	$ 46,937	$ 37,559	$ 177,333	$ 138,562
Add: Impairment charges on assets held for sale and ROU assets	1,981	394	372	2,395	372
Add: Merger-related expenses	1,035	6,307	538	9,222	538
Adjusted pre-tax pre-provision net income	$ 50,220	$ 53,638	$ 38,469	$ 188,950	$ 139,472
Tax equivalent net interest Income:					
Net interest income	$ 86,285	$ 92,452	$ 76,604	$ 330,621	$ 265,330
Add: Tax-equivalent adjustment	240	248	214	903	915
Net interest income, fully taxable equivalent	$ 86,525	$ 92,700	$ 76,818	$ 331,524	$ 266,245
Total revenues:					
Net interest income	$ 86,285	$ 92,452	$ 76,604	$ 330,621	$ 265,330
Add: Non-interest income	14,503	12,376	11,455	56,315	57,314
Total revenues	$ 100,788	$ 104,828	$ 88,059	$ 386,936	$ 322,644

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended December 31, 2023	As of or For the Three Months Ended September 30, 2023	As of or For the Three Months Ended December 31, 2022	As of or For the Year Ended December 31, 2023	As of or For the Year Ended December 31, 2022
Tangible common stockholders' equity:					
Total stockholders' equity	$ 990,151	$ 919,945	$ 765,816	$ 990,151	$ 765,816
Less: Goodwill and other intangibles	203,478	205,028	158,887	203,478	158,887
Tangible common stockholders' equity	$ 786,673	$ 714,917	$ 606,929	$ 786,673	$ 606,929
Tangible assets:					
Total assets	$ 8,881,967	$ 8,943,368	$ 7,362,941	$ 8,881,967	$ 7,362,941
Less: Goodwill and other intangibles	203,478	205,028	158,887	203,478	158,887
Tangible assets	$ 8,678,489	$ 8,738,340	$ 7,204,054	$ 8,678,489	$ 7,204,054
Tangible assets, excluding accumulated other comprehensive loss:					
Tangible assets	$ 8,678,489	$ 8,738,340	$ 7,204,054	$ 8,678,489	$ 7,204,054
Less: Accumulated other comprehensive loss	(100,117)	(142,159)	(117,550)	(100,117)	(117,550)
Tangible assets, excluding accumulated other comprehensive loss	$ 8,778,606	$ 8,880,499	$ 7,321,604	$ 8,778,606	$ 7,321,604
Tangible common stockholders' equity, excluding accumulated other comprehensive loss:					
Tangible common stockholders' equity	$ 786,673	$ 714,917	$ 606,929	$ 786,673	$ 606,929
Less: Accumulated other comprehensive loss	(100,117)	(142,159)	(117,550)	(100,117)	(117,550)
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 886,790	$ 857,076	$ 724,479	$ 886,790	$ 724,479
Average tangible common stockholders' equity:					
Average total stockholders' equity	$ 935,197	$ 924,278	$ 748,292	$ 863,092	$ 776,225
Less: Average goodwill and other intangibles	204,191	202,978	159,680	180,717	162,203
Average tangible common stockholders' equity	$ 731,006	$ 721,300	$ 588,612	$ 682,375	$ 611,563
Average tangible assets:					
Average total assets	$ 8,787,636	$ 8,634,345	$ 7,266,053	$ 8,048,331	$ 7,018,779
Less: Average goodwill and other intangibles	204,191	202,978	159,680	180,717	162,203
Average tangible assets	$ 8,583,445	$ 8,431,367	$ 7,106,373	$ 7,867,614	$ 6,856,576
Tangible net income available to common stockholders:					
Net income available to common stockholders	$ 29,604	$ 28,222	$ 24,367	$ 107,878	$ 87,758
Add: After-tax intangible asset amortization	1,138	1,137	1,170	4,408	4,890
Tangible net income available to common stockholders	$ 30,742	$ 29,359	$ 25,537	$ 112,286	$ 92,648
Adjusted tangible net income available to common stockholders:					
Tangible net income available to common stockholders	$ 30,742	$ 29,359	$ 25,537	$ 112,286	$ 92,648
Impairment charges on assets held for sale and ROU assets	1,981	394	372	2,395	372
Merger-related expenses	1,035	6,307	538	9,222	538
Tax benefit on significant items	(793)	(1,617)	(118)	(2,696)	(118)
Adjusted tangible net income available to common stockholders	$ 32,965	$ 34,443	$ 26,329	$ 121,207	$ 93,440

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended			As of or For the Year Ended	
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Pre-tax pre-provision return on average assets:					
Pre-tax pre-provision net income	$ 47,204	$ 46,937	$ 37,559	$ 177,333	$ 138,562
Average total assets	8,787,636	8,634,345	7,266,053	8,048,331	7,018,779
Pre-tax pre-provision return on average assets	2.13%	2.16%	2.05%	2.20%	1.97%
Adjusted pre-tax pre-provision return on average assets:					
Adjusted pre-tax pre-provision net income	$ 50,220	$ 53,638	$ 38,469	$ 188,950	$ 139,472
Average total assets	8,787,636	8,634,345	7,266,053	8,048,331	7,018,779
Adjusted pre-tax pre-provision return on average assets	2.27%	2.46%	2.10%	2.35%	1.99%
Net interest margin, fully taxable equivalent					
Net interest income, fully taxable equivalent	$ 86,525	$ 92,700	$ 76,818	$ 331,524	$ 266,245
Total average interest-earning assets	8,387,877	8,220,678	6,922,890	7,677,848	6,630,464
Net interest margin, fully taxable equivalent	4.09%	4.47%	4.40%	4.32%	4.01%
Non-interest income to total revenues:					
Non-interest income	$ 14,503	$ 12,376	$ 11,455	$ 56,315	$ 57,314
Total revenues	100,788	104,828	88,059	386,936	322,644
Non-interest income to total revenues	14.39%	11.81%	13.01%	14.55%	17.76%
Adjusted non-interest expense to average assets:					
Adjusted non-interest expense	$ 50,568	$ 51,190	$ 49,590	$ 197,986	$ 183,172
Average total assets	8,787,636	8,634,345	7,266,053	8,048,331	7,018,779
Adjusted non-interest expense to average assets	2.28%	2.35%	2.71%	2.46%	2.61%
Adjusted efficiency ratio:					
Adjusted non-interest expense excluding amortization of intangible assets	$ 49,018	$ 49,639	$ 47,994	$ 191,975	$ 176,501
Total revenues	100,788	104,828	88,059	386,936	322,644
Adjusted efficiency ratio	48.64%	47.35%	54.50%	49.61%	54.70%
Adjusted return on average assets:					
Adjusted net income	$ 31,827	$ 33,306	$ 25,159	$ 116,799	$ 88,746
Average total assets	8,787,636	8,634,345	7,266,053	8,048,331	7,018,779
Adjusted return on average assets	1.44%	1.53%	1.37%	1.45%	1.26%
Adjusted return on average stockholders' equity:					
Adjusted net income	$ 31,827	$ 33,306	$ 25,159	$ 116,799	$ 88,746
Average stockholders' equity	935,197	924,278	748,292	863,092	776,225
Adjusted return on average stockholders' equity	13.50%	14.30%	13.34%	13.53%	11.43%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended			As of or For the Year Ended	
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Tangible common equity to tangible assets:					
Tangible common equity	$ 786,673	$ 714,917	$ 606,929	$ 786,673	$ 606,929
Tangible assets	8,678,489	8,738,340	7,204,054	8,678,489	7,204,054
Tangible common equity to tangible assets	9.06%	8.18%	8.42%	9.06%	8.42%
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss					
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 886,790	$ 857,076	$ 724,479	$ 886,790	$ 724,479
Tangible assets, excluding accumulated other comprehensive loss:	8,778,606	8,880,499	7,321,604	8,778,606	7,204,054
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss	10.10%	9.65%	9.90%	10.10%	10.06%
Return on average tangible common stockholders' equity:					
Tangible net income available to common stockholders	$ 30,742	$ 29,359	$ 25,537	$ 112,286	$ 92,648
Average tangible common stockholders' equity	731,006	721,300	588,612	682,375	611,563
Return on average tangible common stockholders' equity	16.68%	16.15%	17.21%	16.46%	15.15%
Adjusted return on average tangible common stockholders' equity:					
Adjusted tangible net income available to common stockholders	$ 32,965	$ 34,443	$ 26,329	$ 121,207	$ 93,440
Average tangible common stockholders' equity	731,006	721,300	588,612	682,375	611,563
Adjusted return on average tangible common stockholders' equity	17.89%	18.95%	17.75%	17.76%	15.28%
Tangible book value per share:					
Tangible common equity	$ 786,673	$ 714,917	$ 606,929	$ 786,673	$ 606,929
Common shares outstanding	43,764,056	43,719,203	37,492,775	43,764,056	37,492,775
Tangible book value per share	$ 17.98	$ 16.35	$ 16.19	$ 17.98	$ 16.19
Accumulated other comprehensive loss to tangible common equity:					
Accumulated other comprehensive loss	$ 100,117	$ 142,159	$ 117,550	$ 100,117	$ 117,550
Tangible common equity	786,673	714,917	606,929	786,673	606,929
Accumulated other comprehensive loss to tangible common equity	12.7%	19.9%	19.4%	12.7%	19.4%


Byline Bancorp, Inc.™